EXHIBIT 99.3

IMEC EXTENDS COLLABORATION WITH ASML TO IMMERSION LITHOGRAPHY

IMEC immersion lithography industrial affiliation program to be launched mid 2004, will include ASML's TWINSCAN(TM) XT:1250i tool

Leuven, Belgium, January 20, 2004 - IMEC, Europe's largest independent microelectronics and nanotechnology research center, extends its long-term collaboration with ASML to immersion lithography and will launch an industrial affiliation program (IIAP) on 193nm liquid immersion lithography that will run in parallel with its 157nm lithography IIAP.

"This agreement is an important step in the long-term strategic partnership with ASML that started many years ago on 248nm lithography, succeeded by 193nm and 157nm programs", said Luc Van den hove, Vice President Silicon Process and Device Technology at IMEC. "For each generation, a first-of-a-kind prototype full-field stepper or scanner from ASML was installed. These tools formed the high-performance centerpieces for these programs. IMEC and ASML intend to continue this partnership with follow-on programs on 193nm immersion and, in due course, EUV lithography. With this agreement, ASML becomes a strategic partner within IMEC's 300mm research platform (see press announcement October 13, 2003:
Infineon, Intel, Philips, Samsung Electronics and STMicroelectronics first to join IMEC's sub-45nm research platform (www.imec.be/kiosk)). ASML's immersion tool, the TWINSCAN(TM) XT:1250i, which is planned for installation in our new 300mm clean room during Q4 2004 , will be the first step, enabling us to build our sub-45nm research platform around the world's most advanced lithography clusters."

"ASML has been collaborating with IMEC on advanced lithography processes for many years. The partnership provides ASML with valuable, early feedback from IMEC members, some are also ASML customers, which enables us to speed products to market. In exchange, IMEC members benefit from early access to new processes and a faster learning curve once new products are installed in their facilities," said Martin van den Brink, executive vice president, marketing and technology, ASML.

IMEC will continue its 157nm lithography program on the industry's first full-field 157nm lithography system delivered by ASML. For certain applications, 157nm lithography still remains the preferred technique, while it also enables a possible future transition towards 157nm immersion lithography. By running the two programs in parallel, IMEC will be in the unique position to compare the different technologies one to one.

Over the past year, ASML performed a feasibility study of 193nm immersion lithography. Initial results obtained by ASML and IMEC on ASML's TWINSCAN AT:1150i tool prove the feasibility and show that by using immersion, 193nm lithography can possibly be extended towards the (sub)-45nm node.

IMEC's 193nm liquid immersion lithography IIAP will start mid 2004 and will run during 2 years. The objectives of the program are to explore the immersion-specific processing effects, such as the interaction of resist-water on lithographic performance and defect mechanisms, and to develop a liquid immersion process that overcomes the observed issues. The program also aims to explore immersion-induced imaging effects and to develop solutions. In addition, high NA polarization effects will be researched since a lens with NA of larger than 1.0 is required to use 193nm immersion lithography for the 45nm node.

IMEC is inviting participation in the program by semiconductor manufacturers, material suppliers, mask shops and peripheral lithography equipment suppliers. IMEC Industrial Affiliation programs offer partners the advantages of both reduced costs and early process knowledge.

About IMEC

IMEC (Inter-university MicroElectronics Center) was founded in 1984 and today is Europe's largest independent research center in the field of microelectronics, nanotechnology, enabling design methods and technologies for ICT systems. IMEC's activities concentrate on the design technology for integrated information and communication systems, silicon process steps and modules, silicon processes, nanotechnology, microsystems, alternative devices, packaging, solar cells and training in microelectronics. IMEC is headquartered in Leuven, Belgium, and has a staff of more than 1300 people including over 380 industrial residents and guest researchers. Its revenue in 2002 of more than 138Meuro was derived from agreements and contracts with the Flemish government, equipment and material suppliers and semiconductor and system-oriented companies worldwide, the EC, MEDEA+ and ESA. News from IMEC is located at www.imec.be.

IMEC
Katrien Marent
Corporate Communication Manager
Katrien.Marent@imec.be
tel: +32.16.28.18.80
fax: +32.16.28.16.37